DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

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February 13, 2003

[redacted]

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated February 13, 2003

Enclosed is a copy of our News Release dated February 13, 2003 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 3/4

DHK
DIAMONDS INC.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144

February 13, 2003

NEWS RELEASE
DIAMOND EXPLORATION, LAC DE GRAS, NWT
WO CLAIM BLOCK (THE WO PROJECT)

DHK Diamonds Inc. ("DHK"), a private company, equally owned by Dentonia Resources Ltd. ("DTA"), Horseshoe Gold Mining Inc. ("HSX") and Kettle River Resources Ltd. ("KRR") advises that at a Project Meeting on Thursday, February 6, 2003 the contributing participants in the WO claim block, namely:

BHP Billiton Diamonds Inc. – 38.475%
DHK Diamonds Inc. – 28.8%
Archon Minerals Limited – 16.475%
Aberex Minerals Ltd. – 9.75%
SouthernEra Resources Limited – 6.5%
(Kennecott retaining a 1% and Aberex 0.3% gross overriding royalty)

were informed of the caustic fusion of a kimberlite core sample obtained in August 2002 from drill hole 02-09 which intersected the WO9 kimberlite. The drill hole intersected kimberlite from 47.9 to 86.6 m and was terminated in kimberlite at a depth of 86.6 m. The drill hole was collared with an azimuth of 015° and a dip of 47°, respectively. The micro diamond results were received from Lakefield Research Ltd. Two micro diamonds were recovered from 34.65 kg of kimberlite.

The WO9 kimberlite is covered by a lake and a drill program (one or more drill holes), from the lake ice, was agreed upon, to commence in March 2003. The purpose of this drill program is to obtain a representative sample of this kimberlite and to delineate its size.

Additionally, it was agreed upon to commence, in late spring, a drill program to test seven (7) remaining geophysical (Falcon™) targets.

The operator of the planned drill program will be Archon Minerals Limited.

The WO Project's Qualified Person is Jon Carlson, BHP Billiton Diamonds Inc., Exploration Manager, Ekati Diamond Mine.

On behalf of DHK DIAMONDS INC.

Adolf A. Petancic
Director/Secretary Treasurer